Exhibit 99.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

AND

BRIT GROUP HOLDINGS LIMITED

AND

THE BANK OF NEW YORK MELLON

AND

COMPUTERSHARE ADVANTAGE TRUST OF CANADA

Seventh Supplemental Indenture

Dated as of June 17, 2025

THIS SEVENTH SUPPLEMENTAL INDENTURE, dated as of June 17, 2025 (this “Seventh Supplemental Indenture”), is among FAIRFAX FINANCIAL HOLDINGS LIMITED, a corporation duly organized and existing under the laws of Canada (the “Corporation”), BRIT GROUP HOLDINGS LIMITED, a private limited company incorporated under the laws of England and Wales (“Brit”), THE BANK OF NEW YORK MELLON, as the successor U.S. trustee (the “U.S. Trustee”), and COMPUTERSHARE ADVANTAGE TRUST OF CANADA, as the successor Canadian trustee (the “Canadian Trustee”, and together with the U.S. Trustee, the “Trustees”).

WITNESSETH:

WHEREAS, the Corporation has heretofore executed and delivered to the Trustees an indenture dated as of December 1, 1993, as supplemented by the First Supplemental Indenture dated as of May 9, 2011 and the Third Supplemental Indenture dated as of February 26, 2021 (the “Indenture”), providing for the issuance from time to time of one or more series of Securities (as defined in the Indenture);

WHEREAS, the Corporation established a series of Securities under the Indenture known as its 4.73% Senior Notes due 2034 (the “2034 Notes”) and issued C$450,000,000 aggregate principal amount of 2034 Notes on November 22, 2024;

WHEREAS, the Corporation established a series of Securities under the Indenture known as its 5.23% Senior Notes due 2054 (the “2054 Notes”, and together with the 2034 Notes, the “Notes”) and issued C$250,000,000 aggregate principal amount of 2054 Notes on November 22, 2024;

WHEREAS, subsection 901(9) of the Indenture provides that, without the consent of any Holders, the Corporation, when authorized by or pursuant to a Board Resolution, and the Trustees, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture, to make any other provisions with respect to matters or questions arising under the Indenture, provided that any such action shall not adversely affect the interests of the Holders of Securities of any series in any material respect;

WHEREAS, the terms of the Notes provide that the Corporation and the Trustees may enter into an indenture supplemental to the Indenture in respect of the Notes, for the purpose of adding one or more Subsidiaries as a co-obligor (whether as an additional issuer or a guarantor) of the Notes and the Indenture in respect of the Notes (a “Co-Obligor”); provided that, any such Co-Obligor shall be organized or formed under the laws of (1) any state of the United States or the District of Columbia, (2) Canada or any province or territory thereof, (3) the United Kingdom, (4) Bermuda, (5) Barbados, or (6) any country that is a member of the European Union; and provided, further, that the Corporation may only add a Co-Obligor if the Corporation determines that adding such Co-Obligor would (x) not result in a deemed sale or exchange of the Securities by any Holder for U.S. federal income tax purposes under applicable Treasury Regulations promulgated under the Code or a disposition of the Notes by any Holder for Canadian federal income tax purposes and (y) not adversely affect the interests of the Holders of Securities of any series outstanding under the Indenture in any material respect;

WHEREAS, the Corporation desires to add Brit as a Co-Obligor of the Notes and the Indenture with respect to the Notes for the benefit of the Holders of the Notes;

WHEREAS, (i) Brit is a Subsidiary of the Corporation incorporated under the laws of England and Wales, (ii) the Corporation has determined that adding Brit as a Co-Obligor of the Notes would (x) not result in a deemed sale or exchange of the Notes by any Holder for U.S. federal income tax purposes under applicable Treasury Regulations promulgated under the Code, or a disposition of the Notes by any Holder for Canadian federal income tax purposes and (y) not adversely affect the interests of the Holders of Securities of any series outstanding under the Indenture in any material respect and (iii) all other requirements of the Notes and the Indenture to the addition of a Co-Obligor have been satisfied;

WHEREAS, each of the Corporation and Brit have duly authorized, executed and delivered this Seventh Supplemental Indenture;

WHEREAS, the Corporation and Brit intend that the Corporation shall not be relieved of any of its obligations and covenants under the Indenture or the Notes;

WHEREAS, for the avoidance of doubt, the Corporation and Brit intend that the transactions contemplated herein shall not constitute a novation or otherwise be deemed to create a new obligation in respect of the Notes under the laws of the State of New York or, to the extent applicable, the laws of the Province of Ontario, Canada;

WHEREAS, the entry into this Seventh Supplemental Indenture by the parties hereto is in all respects permitted by the provisions of the Indenture; and

WHEREAS, all the conditions and requirements necessary to make this Seventh Supplemental Indenture, when duly executed and delivered, a valid and binding agreement in accordance with its terms and for the purposes herein expressed, have been performed and fulfilled.

NOW THEREFORE, THIS SEVENTH SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises, the Corporation, Brit and the Trustees mutually covenant and agree for the equal and proportionate benefit of the Holders of the Notes as follows:

Article 1

AGREEMENT OF CO-OBLIGOR; AMENDMENTS

1.1	Addition of Co-Obligor.

Brit hereby agrees to be added as a Co-Obligor of the Notes under the terms and subject to the conditions set forth in the Notes and the Indenture with respect to the Notes (but not any other series of Securities), and hereby expressly, jointly and severally, assumes (and agrees to perform) all obligations of the Corporation, as issuer, under the Notes and the Indenture with respect to the Notes, including, without limitation, the obligation to pay the principal, premium, if any, and interest on the Notes. Brit will have every right and power of, and be subject to and perform all of, the obligations and agreements of the Corporation as the issuer under the Indenture (with respect to the Notes) and the Notes with the same effect as if Brit had been named as the issuer in the Indenture (with respect to the Notes) and the Notes.

1.2	Amendments to Defined Terms.

(a)            Section 101 of the Indenture is hereby amended (with respect to the Notes but not any other series of Securities) by adding the following definitions in alphabetical order:

“Brit” means BRIT GROUP HOLDINGS LIMITED, a private limited company incorporated under the laws of England and Wales.

“Corporations” means, together, the Corporation and Brit.

(b)            Any reference to “Corporation” in the Notes and the Indenture with respect to the Notes (but not any other series of Securities) is hereby amended to refer to each of the “Corporations” on a joint and several basis, subject to the limitations described in Section 1.3 of this Seventh Supplemental Indenture.

1.3	Remaining Interest.

Notwithstanding the agreement of Brit to perform all obligations of the Corporation under the Notes and the Indenture (with respect to the Notes), the Corporation agrees that it shall remain solely liable for and shall pay all accrued and unpaid interest on the Notes from and including November 22, 2024 to and including the date of this Seventh Supplemental Indenture (the “Remaining Interest”) and Brit hereby expressly disclaims liability for any obligation to pay the Remaining Interest.

Article 2

MISCELLANEOUS

2.1	Effectiveness.

This Seventh Supplemental Indenture shall become effective as of the date hereof, and the Indenture (solely with respect to the Notes and not any other series of Securities) and the Notes shall be amended and supplemented in accordance herewith, and this Seventh Supplemental Indenture shall form a part of the Indenture for all purposes (solely with respect to the Notes and not any other series of Securities), and every Holder of any Note of either series heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby.

2.2	No Novation; Original Issuer Not Relieved.

Notwithstanding Section 1.1 of this Seventh Supplemental Indenture, each of the Corporation and Brit acknowledges and agrees that the Corporation is not relieved or discharged of any of its obligations or covenants under the Notes and the Indenture (with respect to the Notes) except to the extent performance or payment is made by Brit with respect to an obligation of the Corporation under the Notes and the Indenture (with respect to the Notes) in which case such performance or payment shall be in full satisfaction of such obligation of the Corporation under the Notes and the Indenture (with respect to the Notes).

The parties acknowledge and represent that this Seventh Supplemental Indenture represents a supplement to, and not a substitution for, the Indenture and that they do not wish for this Seventh Supplemental Indenture to result in the novation of any rights or obligations under the Indenture or the Notes.

2.3	Definitions.

Except as otherwise expressly provided or unless the context otherwise requires, capitalized terms used but not defined herein shall have the meanings assigned to them in the Indenture or in the Notes, as applicable.

2.4	Indenture and Notes Remain in Full Force and Effect.

Except as expressly amended and supplemented by this Seventh Supplemental Indenture, all provisions in the Indenture (solely with respect to the Notes and not any other series of Securities) and the Notes shall remain in full force and effect.

2.5	Indenture and Seventh Supplemental Indenture Construed Together.

This Seventh Supplemental Indenture is an indenture supplemental to the Indenture (solely with respect to the Notes and not any other series of Securities), and the Indenture and this Seventh Supplemental Indenture shall henceforth be read and construed together (solely with respect to the Notes and not any other series of Securities).

2.6	Confirmation and Preservation of Indenture and Notes.

The Indenture and the Notes, as amended and supplemented by this Seventh Supplemental Indenture (solely with respect to the Notes and not any other series of Securities), are in all respects confirmed and preserved, except as overridden or modified by the terms of this Seventh Supplemental Indenture.

2.7	Conflict with Trust Indenture Act.

If any provision of this Seventh Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), that is required under the Trust Indenture Act to be part of and govern any provision of this Seventh Supplemental Indenture, the provision of the Trust Indenture Act shall control. If any provision of this Seventh Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the provision of the Trust Indenture Act shall be deemed to apply to the Indenture as so modified or to be excluded by this Seventh Supplemental Indenture (solely with respect to the Notes and not any other series of Securities), as the case may be.

2.8	Severability.

In case any provision in this Seventh Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

2.9	Headings.

The Article and Section headings of this Seventh Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Seventh Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

2.10	Benefits of Seventh Supplemental Indenture, etc.

Nothing in this Seventh Supplemental Indenture or in any Note, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Notes, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Seventh Supplemental Indenture or the Notes.

2.11	Successors.

All agreements of the Corporation, Brit and the Trustees in this Seventh Supplemental Indenture shall bind their successors and permitted assigns.

2.12	Trustees Not Responsible for Recitals.

The Trustees shall not be responsible in any manner whatsoever for or in respect of, and the Trustees make no representations with respect to, (i) the validity or sufficiency of this Seventh Supplemental Indenture, (ii) the proper authorization hereof by the other parties hereto by corporate action or otherwise, (iii) the due execution hereof by any other party hereto, (iv) the consequences (direct or indirect and whether deliberate or inadvertent) of the amendments provided for herein, (v) the form or substance of this Seventh Supplemental Indenture, or (vi) the recitals contained herein, all of which recitals are made solely by the Corporation and Brit.

2.13	Rights of the Trustees.

In entering into this Seventh Supplemental Indenture, the Trustees shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustees, whether or not elsewhere herein so provided. Each of the Corporation and Brit hereby reaffirms its obligations under Section 608 of the Indenture to indemnify each of the Trustees against any losses, liabilities, or expenses incurred by it in connection with its execution and performance of this Seventh Supplemental Indenture. This indemnity shall survive the satisfaction and discharge of the Indenture and the resignation or removal of either of the Trustees.

In no event shall either of the Trustees be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services; it being understood that each of the Trustees shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

In no event shall the Trustees be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustees have been advised of the likelihood of such loss or damage and regardless of the form of action.

2.14	Electronic Means

The Trustees shall have the right to accept and act upon instructions, including funds transfer instructions (“Instructions”) given pursuant to the Indenture and any related financing documents and delivered using Electronic Means (as defined below); provided, however, that the Corporation, shall provide to the Trustees an incumbency certificate listing officers with the authority to provide such Instructions (“Authorized Officers”) and containing specimen signatures of such Authorized Officers, which incumbency certificate shall be amended by the Corporation whenever a person is to be added or deleted from the listing. If the Corporation elects to give the Trustees Instructions using Electronic Means and a Trustee in its discretion elects to act upon such Instructions, the Trustee’s understanding of such Instructions shall be deemed controlling. The Corporation understands and agrees that the Trustees cannot determine the identity of the actual sender of such Instructions and that the Trustees shall conclusively presume that directions that purport to have been sent by an Authorized Officer listed on the incumbency certificate provided to the Trustees have been sent by such Authorized Officer. The Corporation shall be responsible for ensuring that only Authorized Officers transmit such Instructions to the Trustees and that the Corporation and all Authorized Officers are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys upon receipt by the Corporation. The Trustees shall not be liable for any losses, costs or expenses arising directly or indirectly from either Trustee’s reliance upon and compliance with such Instructions notwithstanding such directions conflict or are inconsistent with a subsequent written instruction. The Corporation agrees: (i) to assume all risks arising out of the use of Electronic Means to submit Instructions to the Trustees, including without limitation the risk of a Trustee acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions to the Trustees and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Corporation; (iii) that the security procedures (if any) to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify the Trustees immediately upon learning of any compromise or unauthorized use of the security procedures.

“Electronic Means” shall mean the following communications methods: e-mail, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by either Trustee, or another method or system specified by a Trustee as available for use in connection with its services hereunder.

2.15	Governing Law; Waiver of Jury Trial.

THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN THIS SEVENTH SUPPLEMENTAL INDENTURE. This Seventh Supplemental Indenture is subject to the provisions of Trust Indenture Legislation and shall, to the extent applicable, be governed by such provisions.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS SEVENTH SUPPLEMENTAL INDENTURE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

2.16	Counterpart Originals.

The parties may sign any number of copies of this Seventh Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Delivery of an executed counterpart signature page by e-mail (PDF) or other electronic signature means shall be effective as delivery of a manually executed counterpart of this Seventh Supplemental Indenture.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Seventh Supplemental Indenture to be duly executed, all as of the date first above written.

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Amy Sherk
Name:	Amy Sherk
Title:	Vice President and Chief Financial Officer

By:	/s/ Derek Bulas
Name:	Derek Bulas
Title:	Vice President, Chief Legal Officer & Corporate Secretary

BRIT GROUP HOLDINGS LIMITED

By:	/s/ Gavin Wilkinson
Name:	Gavin Wilkinson
Title:	Group Chief Financial Officer

[Signature Page to Seventh Supplemental Indenture]

THE BANK OF NEW YORK MELLON,
as the U.S. Trustee

By:	/s/ Nathaniel Henkle
Name:	Nathaniel Henkle
Title:	Agent

COMPUTERSHARE ADVANTAGE TRUST OF CANADA,
as the Canadian Trustee

By:	/s/ Bhawna Dhayal
Name:	Bhawna Dhayal
Title:	Vice-President

By:	/s/ Farhan Mir
Name:	Farhan Mir
Title:	Senior Vice-President

[Signature Page to Seventh Supplemental Indenture]